REVERE SECURITIES LLC

560 Lexington Avenue, 16th Floor

New York, New York 10022

March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Jennifer Angelini, Ms. Beverly Singleton, Mr. Bradley Ecker, and Mr. Hugh West

Re:	Top Wealth Group Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-275684)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned underwriter hereby joins in the request of Top Wealth Group Holding Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

REVERE SECURITIES LLC
as representatives of the several underwriters

By:	/s/ William Moreno
Name:	William Moreno
Title:	Executive Chairman